Exhibit 99.5


                   PERDIGAO FORECASTS INCREASED YEAR-END SALES


         PERDIGAO expects its retail sales of CHESTER(R) to be 6% higher than 2003. The Company has been steadily improving this succulent, tender and tasty meat product over the past few years. Starting prices for the consumer at the point of sale will be R$ 6.60 per kilo, depending on purchase conditions negotiated by each retailer. This retail price is about 10% higher than last year, due to the increase in production and selling costs.

         Perdigao has invested R$ 3 million in marketing and an intense publicity campaign as a prelude to the arrival of the CHESTER(R) POULTRY BRAND on the supermarket shelves for the year-end holiday period - responsible for 90% of the brand's sales volume - as part of a campaign to enhance market penetration during this period. The theme of this year's campaign is "PERDIGAO
CHESTER: THE SECRET OF AN UNFORGETTABLE CHRISTMAS DINNER" and part of the Company's main Secrets advertising campaign, which was launched at the beginning of last year.

         In addition to using the media, the new campaign will also include a major publicity drive in medium and large stores with a total of approximately 1,300 sales promoters for making direct contact with the consumer at the point of sale. One of the key promotion tools is a heart-shaped recipe booklet with six different ways of serving Brazil's favorite dish for commemorating special dates. The official -- www.chester.com.br -- site gives suggestions on preparing dishes and all the latest recipes.

                          THE SEASONAL GREETINGS LINES

         PERDIGAO's year-end product mix also brings the SEASONAL GREETINGS LINEs, which includes PERDIGAO and BATAVO FROZEN TURKEY brands - indispensable for year-end festivities. The forecasted price increase for these items is about 15% compared with last year.

         The increase reflects the higher demand for pork in overseas markets, especially Russia, and the increased costs of several raw inputs for both turkey and hog raising. Pork product output is expected to be slightly higher than in 2003.

         The SEASONAL GREETINGS LINE, one of PERDIGAO's most traditional, is to sell approximately two thousand tons of Deboned Tender Ham, in one to three-kilo cuts; Chester(R) Tender Ham (1 kilo); Seasoned Deboned Rindless Leg (3.5 kilos) and Seasoned Tenderloin (1.5 kilo). This year, the line has two products which are new to the consumer: BATAVO PORK PICANHA STEAK, a special frozen and marinated bone-in rindless leg, sold in 900 gram to 1 kilo cuts; BATAVO FROZEN TURKEY BREAST, a choice cut of the bird, already seasoned and sold in 2.5 kilo packs, ideal for the smaller family.


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         Sales of PERDIGAO FROZEN TURKEY and BATAVO TURKEY should also report growth this year, the Company having invested in the expansion and modernization of production lines at its Carambei (PR) plant to cater for this extra demand. The products are sold in 3 to 6 kilo packs, come oven-ready for roasting and are easily prepared - with the housewife's personal touch all that is missing. A thermometer indicates when the bird is ready for eating, while the Handi Clamp system - heat resistant and made of non-toxic material - keeps the legs rigidly together during cooking, facilitating preparation and contributing to a more attractive dish.
         PERDIGAO is forecasting sales of approximately six million birds (Chester(R) and turkey, combined), thus ensuring that it maintains the Company's leadership for special year-end poultry sales.

                               OPERATION YEAR-END

         A special scheme has been implemented to meet demand for growth in sales and ensure the supply of CHESTER(R), the SEASONAL GREETINGS LINE, the PERDIGAO FROZEN TURKEY and BATAVO TURKEY throughout the country during the year-end holiday period. In addition to unveiling the new Curitiba Distribution Center (DC) and the expansion at the DC at Videira (SC), the number of cross docking points - locations where large tractor trailers can transfer goods to smaller vehicles - has been increased from 12 to 22. This will ensure that the Company can extend its service to at least two visits per week to each customer. Perdigao plans to augment its distribution logistics for the period with an additional 220 trucks of all sizes in addition to the 600 normally in use. The labor force at the DCs will also be ramped up by 20%.

Sao Paulo, November 12, 2004.